June 17, 2009
VIA EDGAR
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	AMDL, Inc. Registration Statement on Form S-3 File No. 333-159286
Dear Mr. Riedler:
On behalf of AMDL, Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, I hereby request acceleration of the effective date of the registration statement on Form S-3 (Commission File No. 333-159286) for Monday, June 22, 2009, at 12:00 Noon, Eastern Daylight Time, or as soon as practicable thereafter. I am executing this request for acceleration on behalf of the Company pursuant to delegated authority.
The Company also acknowledges that should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the SEC from taking any action with respect to this filing. The Company further acknowledges that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its responsibility for the accuracy and adequacy of the disclosure in this filing. The Company further acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at (714) 505-4461.
Very truly yours,
/S/ Akio Ariura
Akio Ariura
Chief Financial Officer
AMDL, Inc.
cc:      S. Foley (SEC)